SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

Trans World Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89336R207
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	89336R207	13D/A2	Page 2 of 5

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,129,229
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,129,229
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,129,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2%

14	TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed February 15, 2013 (the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Trans World Corporation (the “Company”). The Company’s principal executive offices are located at 545 Fifth Avenue, Suite 940, New York, New York 10017. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.            Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. The purpose of the original Schedule 13D filing was to state that Mr. Miller is the beneficial owner of greater than 20% of the Common Stock of the Company.

The purpose of this Amendment No. 2 is to report that Mr. Miller has delivered a notice of director nomination to the Company on March 10, 2014. Mr. Miller notified the Company that he intends to nominate six individuals for election to the Company’s board of directors at the 2014 annual meeting of stockholders. The nominees include Mr. Patrick J. Bennett, Mr. Michael B. Brodsky, Mr. Alan Howe, Mr. David Goldberg, Mr. Lloyd Sems and Mr. Eric Fangmann. Mr. Miller believes that the Nominees have important experience and are committed to shareholder value. At present, Mr. Miller is not soliciting the support of fellow shareholders for any plans or proposals, although he may do so in the future in compliance with applicable laws.

Except in connection with the matters described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.           Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 2,129,229 shares of Common Stock, which is equal to approximately 24.2% of the outstanding shares, based on 8,810,035 shares of Common Stock outstanding, as reported in the Company’s Form 10-K filed on March 4, 2014. As of the date hereof, 1,319,895 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 1,000 of such beneficially owned shares of Common Stock are owned of record by the IRA, 641,667 of such beneficially owned shares of Common Stock are owned of record by Milfam II, and 166,667 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-4, the IRA, Milfam II and LIMFAM LLC.

(c) Not Applicable.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

By:   /s/ Lloyd I. Miller, III

Lloyd I. Miller, III